SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                             ------------------

                               SCHEDULE 14D-1
                              Amendment No. 7
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                    and
                                Statement on
                                SCHEDULE 13D
                              Amendment No. 8
                 Under the Securities Exchange Act of 1934

                             ------------------

                             SEDGWICK GROUP PLC
                         (Name of Subject Company)

                      MARSH & McLENNAN COMPANIES, INC.
                                  (Bidder)

                    Ordinary Shares of 10 pence each and
             American Depositary Shares, each representing five
                      Ordinary Shares and evidenced by
                        American Depositary Receipts
                       (Title of Class of Securities)

                        815673108 (Ordinary Shares)
                   315673207 (American Depositary Shares)
                   (CUSIP Number of Class of Securities)

                            Gregory F. Van Gundy
                       General Counsel and Secretary
                        1166 Avenue of the Americas
                       New York, New York 10036-2774
                               (212) 345-5000
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)

                                 Copies to:

             David J. Friedman                       Mark Rawlinson
            Michael E. Hatchard                       Freshfields
   Skadden, Arps, Slate, Meagher & Flom LLP         65 Fleet Street
              919 Third Avenue                   London EUY 1HS, England
         New York, New York 10022                 (011) 44-171-936-4000
               (212) 735-3000





            Marsh & McLennan Companies, Inc., a Delaware corporation ("Marsh & McLennan"), hereby amends and supplements its Tender Offer Statement on Schedule 14D-1 ("Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on September 4, 1998 relating to the offer to purchase (the "Ordinary Offer") all of the outstanding (a) ordinary shares of 10 pence each ("Sedgwick Shares") of Sedgwick Group plc ("Sedgwick") at a price of 225 pence in cash per Sedgwick Share and (b) American Depositary Shares of Sedgwick ("Sedgwick ADSs"), each representing five Sedgwick Shares and evidenced by American Depositary Receipts, at a price of (pound)11.25 in cash per Sedgwick ADS. This Amendment No. 7 to the
Schedule 14D-1 also constitutes Amendment No. 8 to the Schedule 13D of Marsh & McLennan with respect to Sedgwick Shares and Sedgwick ADSs filed with the Commission on September 3, 1998.

Item 6.     Interest in Securities of the Subject Company.

      Items 6(a) and (b) are hereby amended and supplemented by incorporation by reference of the following information:

      On October 29, 1998, Marsh & McLennan purchased 15,000,000 Sedgwick Shares (representing approximately 2.7% of the issued and outstanding share capital of Sedgwick) at a price of 223 pence per share on a trade crossed on the London Stock Exchange.




                                 SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              MARSH & McLENNAN COMPANIES, INC.


                              By: /s/ Gregory F. Van Gundy
                                 ------------------------------------
                                 Name:  Gregory F. Van Gundy
                                 Title: General Counsel and Secretary


Dated:  October 30, 1998